FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Silver Wheaton Corp. ("Silver Wheaton" or the "Company") 666 Burrard Street, Suite 3150 Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

February 5, 2013

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through Canada Newswire on February 5, 2013 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Silver Wheaton announced that it has entered into a binding term sheet to acquire from a subsidiary of Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its Salobo Mine, located in Brazil, as well as 70% of the gold production, for a 20-year term, from certain of its Sudbury Mines located in Canada.

Silver Wheaton will pay Vale total cash consideration of US$1.90 billion, plus 10 million Silver Wheaton warrants with a strike price of US$65 and a term of 10 years[1]. US$1.33 billion will be paid for 25% of the gold production from Salobo, while US$570 million will be paid for 70% of the Sudbury gold production. In addition, Silver Wheaton will make ongoing payments of the lesser of US$400 (subject to a 1% annual inflation adjustment from 2016 for Salobo) and the prevailing market price, for each ounce of gold delivered under the agreement.

5.	Full Description of Material Change

TRANSACTION TERMS

Silver Wheaton has agreed to acquire from a subsidiary of Vale 70% of the gold production from certain of Vale’s Sudbury mines for a term of 20 years, and, through Silver Wheaton’s wholly owned subsidiary Silver Wheaton (Caymans) Ltd., 25% of the life of mine gold production from Vale’s Salobo mine. Production will accrue retroactively to Silver Wheaton as of January 1, 2013.

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1 The issue of the warrants is subject to receipt of all requisite regulatory approvals including the Toronto Stock Exchange and the New York Stock Exchange.

The term sheet remains subject to negotiation and execution of definitive agreements consistent with the terms of the term sheet, and to approval by the Vale board of directors. Vale has obtained approval of its Executive Committee of the Board and all other necessary internal committee approvals.

Upon closing, Silver Wheaton will pay Vale total cash consideration of US$1.90 billion, plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of US$65, and a 10 year term. In addition, the Company will make ongoing payments of the lesser of US$400 (plus an annual inflation adjustment starting in 2016 for the Salobo stream) and the prevailing market price, for each ounce of gold delivered under the agreement.

Vale is in the process of expanding the mill throughput at the Salobo mine to 24 million tonnes per annum (Mtpa) from its current 12 Mtpa. If the expansion to 24Mtpa is not completed by the end of 2016, Silver Wheaton would be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production. If throughput capacity is expanded above 28Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from US$67 million up to US$400 million, dependent on timing and scale.

FINANCING THE ACQUISITION

Silver Wheaton has entered into an agreement with Scotiabank and BMO Capital Markets as Joint Lead Arrangers and Co-Bookrunners securing a commitment to underwrite two new credit facilities: (1) a US$1 billion revolving credit facility having a 5 year term; and (2) a US$1.5 billion bridge financing facility having a 1 year term. These facilities will replace the existing US$400 million revolving credit facility. Combined with cash on hand, the additional credit capacity offered by these new credit facilities provides Silver Wheaton with sufficient access to capital to fund the upfront payment while continuing its pursuit of additional accretive growth opportunities.

UPDATED PRODUCTION GUIDANCE

With the addition of two new gold metal streams, Silver Wheaton is also pleased to present its updated one and five-year production guidance. In 2013 attributable silver equivalent production is forecast to be 33.5 million silver equivalent ounces, including 145 thousand ounces of gold2. In 2017, annual attributable production is anticipated to increase over 80% compared to 2012 levels, growing to approximately 53 million silver equivalent ounces, including 180 thousand ounces of gold3.

The addition of Sudbury and Salobo to the Silver Wheaton portfolio more than offsets the anticipated reduction in attributable production from some of the other assets in Silver Wheaton’s current streaming portfolio in 2017. Hudbay Minerals’ Constancia mine is expected to meet the completion test well before 2016, resulting in gold production from the 777 mine attributable to Silver Wheaton dropping from 100% to 50%. In addition, the 10-year term contract on Capstone Mining’s Cozamin mine, acquired with Silver Wheaton’s 2009 acquisition of Silverstone, expires in April 2017.

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2 Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1
3 Silver Wheaton will file a technical report for the Salobo mine within 45 days of February 5, 2013. For further details of the Salobo mineral reserves, see the table appended to this material change report.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton's Annual Information Form for the year ended December 31, 2011, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2012, available on SEDAR at www.sedar.com. Silver Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms "Measured", "Indicated" and "Inferred" Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves or that any exploration potential will ever be converted to any category of Mineral Reserves or Mineral Resources. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton's Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information: please contact Patrick Drouin, Vice President, Investor Relations of Silver Wheaton at 1-800-380-8687 or info @silverwheaton.com.

9.	Date of Report

February 15, 2013